The Polestar Group
Unaudited Condensed Consolidated Financial Statements as of June 30, 2024 and for
the Six months ended June 30, 2024 and 2023

INDEX TO FINANCIAL STATEMENTS
Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Financial Statements — For the Six months ended June 30, 2024 and 2023

Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the Six months ended June 30, 2024 and 2023	F-3
Unaudited Condensed Consolidated Statement of Financial Position as of June 30, 2024 and December 31, 2023	F-4
Unaudited Condensed Consolidated Statement of Changes in Equity for the Six months ended June 30, 2024 and 2023	F-6
Unaudited Condensed Consolidated Statement of Cash Flows for the Six months ended June 30, 2024 and 2023	F-7
Notes to Unaudited Condensed Consolidated Financial Statements	F-8

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss
(in thousands of U.S. dollars except per share data and unless otherwise stated)

Consolidated Statement of Loss		For the six months ended June 30,
	Note	2024	2023
			(Restated)[1]
Revenue	3	905,813	1,237,635
Cost of sales		(933,111)	(1,216,020)
Gross profit/(loss)		(27,298)	21,615
Selling, general, and administrative expense		(437,840)	(474,607)
Research and development expense		(23,345)	(83,050)
Other operating income, net		24,034	38,559
Operating loss		(464,449)	(497,483)
Finance income		5,606	12,489
Finance expense		(201,427)	(92,656)
Fair value change - Earn-out rights	10	139,638	232,995
Fair value change - Class C Shares	10	2,500	10,750
Share of losses in associates	5	(4,350)	—
Loss before income taxes		(522,482)	(333,905)
Income tax expense		(17,003)	(6,925)
Net loss		(539,485)	(340,830)
Net loss per share (in U.S. dollars)	7
Class A - Basic and Diluted		(0.26)	(0.16)
Class B - Basic and Diluted		(0.26)	(0.16)

Consolidated Statement of Comprehensive Loss

Net loss		(539,485)	(340,830)
Other comprehensive loss:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		(23,823)	(27,658)
Total other comprehensive loss		(23,823)	(27,658)
Total comprehensive loss		(563,308)	(368,488)
1 - Refer to Note 18 - Restatement of prior period financial statements for reconciliations between originally reported and as revised amounts.

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Financial Position
(in thousands of U.S. dollars unless otherwise stated)

	Note	June 30, 2024	December 31, 2023
Assets
Non-current assets
Intangible assets and goodwill	8	1,458,199	1,412,729
Property, plant, and equipment	6, 9	547,098	316,867
Vehicles under operating leases	6	69,178	67,931
Other non-current assets	10	27,581	7,212
Deferred tax asset		31,759	43,041
Other investments	10	2,285	2,414
Total non-current assets		2,136,100	1,850,194
Current assets
Cash and cash equivalents	10	668,911	768,927
Trade receivables	10	145,823	126,205
Trade receivables - related parties	10, 15	38,242	61,026
Accrued income - related parties	10, 15	34,135	152,605
Inventories	12	726,017	939,359
Current tax assets		14,261	9,270
Other current assets	10	210,248	204,142
Other current assets - related parties	10, 15	2,904	9,576
Total current assets		1,840,541	2,271,110
Total assets		3,976,641	4,121,304
Equity
Share capital		(21,169)	(21,168)
Other contributed capital		(3,621,261)	(3,615,187)
Foreign currency translation reserve		49,833	26,010
Accumulated deficit		5,412,129	4,872,644
Total equity	13	1,819,532	1,262,299
Liabilities
Non-current liabilities
Non-current contract liabilities	3	(62,097)	(63,063)
Deferred tax liabilities		(3,530)	(3,335)
Other non-current provisions		(97,772)	(104,681)
Other non-current liabilities	10	(48,119)	(73,149)
Earn-out liability	10, 11	(15,764)	(155,402)
Non-current liabilities to credit institutions	10, 14	(947,289)	—
Other non-current interest-bearing liabilities	6, 10	(43,248)	(54,439)
Other non-current interest-bearing liabilities - related parties	15	(1,384,056)	(1,409,244)
Total non-current liabilities		(2,601,875)	(1,863,313)
Current liabilities
Trade payables	10	(80,967)	(92,441)
Trade payables - related parties	10, 15	(401,416)	(275,704)
Accrued expenses - related parties	10, 15	(208,296)	(450,000)
Advance payments from customers	10	(18,694)	(16,415)
Current provisions		(87,097)	(94,887)
Current liabilities to credit institutions	10, 14	(1,536,819)	(2,023,582)
Current tax liabilities		(7,149)	(12,812)
Interest-bearing current liabilities	6, 10	(16,857)	(19,547)
Interest-bearing current liabilities - related parties	10, 15	(102,264)	(68,332)
Current contract liabilities	3	(109,975)	(112,062)
Class C Shares liability	10, 11	(3,500)	(6,000)
Other current liabilities	10	(599,887)	(347,902)
Other current liabilities - related parties	10, 15	(21,377)	(606)
Total current liabilities		(3,194,298)	(3,520,290)

Total liabilities	(5,796,173)	(5,383,603)
Total equity and liabilities	(3,976,641)	(4,121,304)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Changes in Equity
(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2023 - (Restated)		(21,165)	(3,584,232)	15,773	3,677,813	88,189
Net loss - (Restated)		—	—	—	340,830	340,830
Other comprehensive loss - (Restated)		—	—	27,658	—	27,658
Total comprehensive loss - (Restated)		—	—	27,658	340,830	368,488
Equity-settled share-based payment		(2)	(2,656)	—	—	(2,658)
Balance as of June 30, 2023 - (Restated)		(21,167)	(3,586,888)	43,431	4,018,643	454,019

Balance as of January 1, 2024		(21,168)	(3,615,187)	26,010	4,872,644	1,262,299
Net loss		—	—	—	539,485	539,485
Other comprehensive loss		—	—	23,823	—	23,823
Total comprehensive loss		—	—	23,823	539,485	563,308
Equity-settled share-based payment		(1)	(6,074)	—	—	(6,075)
Balance as of June 30, 2024		(21,169)	(3,621,261)	49,833	5,412,129	1,819,532

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Cash Flows
(in thousands of U.S. dollars unless otherwise stated)

		For the six months ended June 30,
	Note	2024	2023
			(Restated)
Cash flows from operating activities
Net loss		(539,485)	(340,830)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization expense	6, 8, 9	22,371	53,204
Warranty provisions		8,612	34,619
Impairment of inventory	12	27,132	11,795
Finance income		(5,606)	(12,489)
Finance expense		201,427	92,656
Fair value change - Earn-out rights	11	(139,638)	(232,995)
Fair value change - Class C Shares	11	(2,500)	(10,750)
Income tax expense		17,003	6,925
Share of losses in associates	5	4,350	—
Loss on derecognition and disposal of property, plant, and equipment and intangible assets	9, 8	—	2,070
Other provisions		13,321	14,873
Unrealized exchange gain on trade payables		(5,629)	(5,022)
Other non-cash expense and income		6,627	7,397
Change in operating assets and liabilities:
Inventories	12	163,488	(189,201)
Contract liabilities	3	1,913	21,163
Trade receivables, prepaid expenses, and other assets		115,560	68,688
Trade payables, accrued expenses, and other liabilities		97,113	(134,766)
Interest received		5,606	12,489
Interest paid		(146,199)	(48,667)
Taxes paid		(15,128)	(11,401)
Cash used for operating activities		(169,662)	(660,242)
Cash flows from investing activities
Additions to property, plant, and equipment	9	(83,884)	(42,948)
Additions to intangible assets	8	(236,935)	(237,930)
Additions to investment in associates	5	(34,300)	—
Proceeds from sale of property, plant, and equipment	9	34	1,710
Cash used for investing activities		(355,085)	(279,168)
Cash flows from financing activities
Change in restricted deposits		(20,369)	—
Proceeds from short-term borrowings	14, 15	394,640	1,671,964
Proceeds from long-term borrowings	15	950,632	—
Repayments of borrowings	14, 15	(867,249)	(598,953)
Repayments of lease liabilities	6	(12,534)	(11,571)
Cash provided by financing activities		445,120	1,061,440
Effect of foreign exchange rate changes on cash and cash equivalents		(20,389)	(38,495)
Net (decrease) increase in cash and cash equivalents		(100,016)	83,535
Cash and cash equivalents at the beginning of the period		768,927	973,877
Cash and cash equivalents at the end of the period		668,911	1,057,412
1 - Refer to Note 18 - Restatement of prior period financial statements for reconciliations between originally reported and as revised amounts.

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 1 - Overview and basis of preparation
General information
Polestar Automotive Holding UK PLC (the “Parent”), together with its subsidiaries, hereafter referred to as “Polestar," “Polestar Group,” and the “Group," is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in research and development, branding and marketing, and the commercialization and selling of battery electric vehicles, and related technology solutions. Polestar Group's current lineup of battery electric vehicles consists of the Polestar 2 ("PS2"), a premium fast-back sedan, the Polestar 3 ("PS3"), a luxury aero sport-utility vehicle, the Polestar 4 ("PS4"), a premium sport utility vehicle, the Polestar 5 ("PS5"), a luxury sport grand-touring sedan, and the Polestar 6 ("PS6"), a luxury roadster. As of June 30, 2024, the PS2, PS3, and PS4 are in production while the remaining vehicles are under development. Operating sustainably is a critical priority of the Group; targeting climate neutrality by 2040, creating a climate neutral car (cradle-to-gate) by 2030, and halving the emission intensity per car sold by 2030. Polestar Group has a presence in 27 markets across Europe, North America, and Asia. Polestar Group has its management headquarters located at Assar Gabrielssons väg 9, 41878 Göteborg, Sweden.
As of June 30, 2024, related parties owned 81.8% of the Group. The remaining 18.2% of the Group was owned by external investors.
Basis of preparation
The Unaudited Condensed Consolidated Financial Statements in this interim report of Polestar Group are prepared in accordance International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”), as adopted by the International Accounting Standards Board (“IASB”) and UK-adopted international accounting standards. The Unaudited Condensed Consolidated Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. For group financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.
This interim report is prepared in the presentation currency, U.S. Dollar (“USD”). All amounts are stated in thousands of USD (“TUSD”), unless otherwise stated.
Periods discussed prior to June 23, 2022 represent the operations of Polestar Automotive Holding Limited and its consolidated subsidiaries.
Going concern
Polestar Group’s Unaudited Condensed Consolidated Financial Statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with management’s 2024-2028 business plan.
Management assessed Polestar Group’s ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast substantial doubt about Polestar’s ability to continue as a going concern. All information available to management, including cash flow forecasts, liquidity forecasts, and internal risk assessments, pertaining to the twelve-month period after the issuance date of these Unaudited Condensed Consolidated Financial Statements was used in performing this assessment.
As a result of scaling up commercialization and continued capital expenditures related to the PS2, PS3, PS4, PS5, and PS6, managing the Company’s liquidity profile and funding needs remains one of management’s key priorities. If Polestar is not able to raise the necessary funds through operations, equity raises, debt financing, or other means, the Group may be required to delay, limit, reduce, or, in the worst case, terminate research and development and commercialization efforts. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the six months ended June 30, 2024 and 2023 amounted to $539,485 and $340,830, respectively. Negative operating and investing cash flows for the six months ended June 30, 2024 and 2023 amounted to $524,747 and $939,410, respectively. Management’s 2024-2028 business plan indicates that Polestar will generate negative operating cash flows in the near future and positive operating cash flows starting the second half of 2025; investing cash flows of Polestar will continue to be negative in the near and long-term future due to the nature of Polestar’s business. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.
Polestar Group primarily finances its operations through short-term working capital loan arrangements with credit institutions (i.e., 12 months or less), contributions from shareholders, extended trade credit from related parties, and long-term financing arrangements with related parties. Management’s 2024-2028 business plan indicates that Polestar Group depends on additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, shareholder loans with related parties, and executing capital market transactions through offerings of debt and/or equity. The timely realization of these financing endeavors is crucial for Polestar Group’s ability to continue as a going concern. If Polestar is unable to obtain financing from these sources or if such financing is not sufficient to cover forecasted operating and investing cash flow needs, Polestar Group will need to seek additional funding through other means (e.g., issuing new shares of equity or issuing bonds). Management has no certainty that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.
During the six months ended June 30, 2024, Polestar demonstrated efforts towards achieving liquidity targets in management's 2024-2028 business plan by:
•Securing long-term financing support from credit institutions; and
•Entering into multiple short-term working capital loan arrangements with banking partners in China.
Polestar is party to financing instruments during the 12 months following the reporting period that contain financial covenants with which Polestar must comply. A failure to comply with such covenants may result in an event of default that could have material

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
adverse effects on the business. Due to the factors discussed above, there is material uncertainty as to whether Polestar will be able to comply with all covenants in future periods. Remedies to an event of default include proactively applying for a covenant waiver prior to such event of default occurring.
Based on these circumstances, management reasonably expects there to be sufficient liquidity in the twelve-month period after the issuance date of these Unaudited Condensed Consolidated Financial Statements in order for Polestar to meet its cash flow requirements, but there is substantial doubt about Polestar’s ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The Unaudited Condensed Consolidated Financial Statements do not include any adjustments to factor for the going concern uncertainty.
Note 2 - Significant accounting policies and judgements
Adoption of new and revised standards
Effects of new and amended IFRS
Management has concluded the adoption of new standards and amendments effective from January 1, 2024 did not have a material impact on the Group’s Unaudited Condensed Consolidated Financial Statements. For a detailed assessment of the Group’s adoption of new and revised standards, refer to Note 2 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023 that were included in the Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on August 14, 2024.
New and amended IFRS issued by not yet effective
Management has concluded the adoption of any of the below accounting pronouncements, that were issued but not effective during the six months ended June 30, 2024, will not have a material impact on the Group’s financial statements, unless otherwise noted.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which outlines the requirements for the presentation and disclosure of information in financial statements. It includes the requirement to classify income and expenses into three new categories: operating, investing, and financing. IFRS 18 will replace IAS 1 and will be effective for annual periods beginning on or after January 1, 2027.
In May 2024, the IASB issued IFRS 19, Subsidiaries without Public Accountability: Disclosures ("IFRS 19"), which specifies reduced disclosure requirements that eligible entities can apply instead of the disclosure requirements in other IFRS accounting standards. This standard for annual periods is effective beginning on or after January 1, 2027.
In May 2024, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures ("IFRS 7"), and IFRS 9, Financial Instruments ("IFRS 9"), which clarify certain elements of recognition, derecognition, classification, measurement, and disclosure of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.
Presentation, basis of consolidation, segment reporting, and foreign currency
For a detailed description of the Group’s presentation, basis of consolidation, segment reporting, and foreign currency, including currency risk, refer to Note 2 - Significant accounting policies and judgements and Note 3 - Financial risk management of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023, that were included in the Form 20-F filed with the SEC on August 14, 2024. There are no changes for the periods presented in these Unaudited Condensed Consolidated Financial Statements.
Restatement
During the year ended December 31, 2023, management identified various misstatements in our previously issued 2021 and 2022 annual financial statements. In these Unaudited Condensed Consolidated Financial Statements, comparative information related to the six months ended June 30, 2023 has been restated to align its presentation with the revisions during 2023 and correct for the carryforward impacts of the misstatements in our previously issued 2021 and 2022 annual financial statements.
The prior period errors relate primarily to (i) accounting for inventories, including the accounting treatment of certain launch costs, capitalizable expenses into inventory and valuation adjustments for internal use cars, (ii) accounting for accruals and deferrals, (iii) capitalization of expenses, (iv) other errors relating to reclassifications between financial statement captions and (v) deferred taxes and income taxes.
Management has assessed the materiality of the misstatements on the Unaudited Condensed Consolidated Financial Statements as of June 30, 2023, and for the six months ended June 30, 2023, in accordance with the SEC Staff Accounting Bulletin (“SAB”) Topic 1.M, Materiality. Based on this, management concluded that the prior period financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior period financial statements. Accordingly, these misstatements have been corrected, including the previously recorded out of period adjustments, for all periods presented by revising the accompanying condensed consolidated financial statements.
The accompanying notes to the Unaudited Condensed Consolidated Financial Statements reflect the impact of these revisions. Refer to Note 18 - Restatement of prior period financial statements for reconciliations between originally reported and as revised interim amounts.
Accounting policies and use of estimates and judgements
Polestar Group continues to apply the same accounting policies, methods, estimates, and judgements as described in Note 2 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023, that were included in the Form 20-F filed with

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
the SEC on August 14, 2024. Management reviews its estimates and judgements on a continuous basis; changes in accounting estimates are recognized in the period in which the estimates are revised, and prospectively thereafter. Actual results could differ materially from those estimates using different assumptions or under different conditions. The Group did not have any events or new instruments requiring the application of new critical estimates and judgements during the six months ended June 30, 2024. However, the latest inputs to existing instruments requiring critical estimates and judgements utilized by the Group during the six months ended June 30, 2024 are detailed below. Additions to the Group's accounting policies and methods due to new events that occurred during the six months ended June 30, 2024 are included below as well.
Earnings per share
Basic earnings per share is calculated by dividing the net loss for the period by the weighted average number of Class A Shares and Class B Shares outstanding during the period. Diluted earnings per share is calculated by adjusting the net income for the period and the weighted average number of Class A Shares and Class B Shares outstanding for the effect of dilutive potential ordinary shares (“POSs”) outstanding during the period (i.e., Class A Shares and/or Class B Shares that the Group is obligated to issue, or might issue under certain circumstances, in accordance with various contractual arrangements). The Group’s POSs are classified based on the nature of their instrument or arrangement and then the earnings per incremental share (“EPIS”) is calculated for each class of POS to determine if they are dilutive or anti-dilutive. Anti-dilutive POSs are excluded from the calculation of dilutive earnings per share.
EPIS is calculated as (1) the consequential effect on profit or loss from the assumed conversion of the class of POS (i.e., the numerator adjustment) divided by (2) the weighted average number of outstanding POSs for the class (i.e., the denominator adjustment). The EPIS denominator adjustment depends on the class of POS. The Group’s classes of POSs and their related EPIS denominator adjustment methods are as follows:

POS Class	EPIS Denominator Adjustment Method
Unvested equity-settled RSUs and RSAs[1]	Treasury share[2]
Class C Shares	Treasury share
Earn-out Rights and PSUs	The number of shares issuable if the reporting date were the end of the contingency period
Convertible Credit Facilities with Volvo Cars and Geely	If the instrument is converted, the number of shares issued on the date of the conversion
1 - Restricted Stock Awards ("RSAs") are related to the Group's employee stock purchase plan implemented in January 2024.
2 - The treasury share method prescribed by IAS 33, Earnings Per Share (“IAS 33”), includes only the bonus element as the EPIS denominator adjustment. The bonus element is the difference between the number of ordinary shares that would be issued at the exercise of the options and the number of ordinary shares deemed to be repurchased at the average market price.
Financial instruments
Trade receivables factoring
In situations where Polestar Group enters into an arrangement to sell trade receivables to a third party (i.e., a factor) at a discount, the sale is accounted for in accordance with IFRS 9, Financial Instruments ("IFRS 9"). Polestar Group evaluates whether these transactions are with or without recourse and applies the derecognition criteria in IFRS 9 to determine if substantially all the risks and rewards of the trade receivables have been transferred to the factor.
For arrangements without recourse, where substantially all risks and rewards have been transferred in exchange for cash, the trade receivables are derecognized. For arrangements with recourse, where substantially all risks and rewards have not been transferred, the trade receivables are not derecognized, and the cash received from the purchaser is accounted for as secured borrowing.
Cash flows from factoring without recourse of trade receivables are classified as cash flows from operating activities in the Unaudited Condensed Consolidated Statement of Cash Flows while cash flows from factoring with recourse are classified as cash flows from financing activities.
Fair value measurement
Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares
The Class C-2 Shares represents a derivative financial instrument that is carried at fair value through profit and loss (“FVTPL”) by reference to Level 2 measurement inputs because an observable price for the Class C-1 Shares, which are almost identical instruments, is available in the active market. Class C Shares are presented in current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position as they can be exercised by the holder at any time. The related liability is measured at fair value, with any changes in fair value recognized in earnings. The fair value of the Class C-2 Shares is determined using a binomial lattice option pricing model in a risk-neutral framework whereby the future prices of the Class A Shares are calculated assuming a geometric Brownian motion (“GBM”). For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts. As of June 30, 2024, the fair value of the Class C-2 Shares was determined to equal $630 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $0.79 per share, an implied volatility of 225%, a risk-free rate of 4.47%, a dividend yield of 0%, and a 1,000 time-steps for the binomial lattice option pricing model. Refer to Note 11 - Reverse recapitalization for more detail on the Class C-2 Shares.
Valuation methodology for the fair value of the financial liability related to the Former Parent’s contingent earn-out rights

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
The Former Parent’s contingent earn out right represents a derivative financial instrument that is carried at FVTPL by reference to Level 3 measurement inputs because a quoted or observable price for the instrument or an identical instrument is not available in active markets. The earn-out liability is presented in non-current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position to align with the expected timing of the underlying earn-out payments. The fair value of the earn out is determined using a Monte Carlo simulation that incorporates a remaining term of 3.48 years, the five earn-out tranches, and the probability of the Class A Shares in the Parent reaching certain daily volume weighted average prices during the earn-out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in the Parent to the Former Parent. As of June 30, 2024, the fair value of the earn-out was determined to equal $15,764 by leveraging an implied volatility of 80% and a risk-free rate of 4.43%. The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. The calculated fair value would increase (decrease) if the implied volatility were higher (lower). Refer to Note 11 - Reverse recapitalization for more detail on the Former Parent’s earn-out rights.
Note 3 - Revenue
Polestar Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from these customer contracts as seen in the table below:

	For the six months ended June 30,
	2024	2023
		(Restated)
Sales of vehicles[1]	883,621	1,208,791
Sales of software and performance engineered kits	7,891	11,419
Sales of carbon credits	40	532
Vehicle leasing revenue	11,566	7,493
Other revenue	2,695	9,400
Total	$905,813	$1,237,635
1 - Revenue related to sale of vehicles are inclusive of extended and connected services recognized over time.
For the six months ended June 30, 2024 and 2023, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles, software performance upgrades and sale of technology to other related parties.
For the six months ended ended June 30, 2024 and 2023 no sole customer, that is not a related party, exceeded 10% of total revenue.
Contract liabilities

	Sales generated obligation	Deferred revenue - extended service	Deferred revenue - connected service	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2024	37,034	47,564	39,565	50,962	175,125
Provided for during the period	100,974	13,586	4,687	4,212	123,459
Settled during the period	(76,029)	—	—	—	(76,029)
Released during the period	—	(12,821)	(3,049)	(29,445)	(45,315)
Translation differences and other	(767)	(1,316)	(2,117)	(968)	(5,168)
Balance as of June 30, 2024	$61,212	$47,013	$39,086	$24,761	$172,072
of which current	57,434	23,121	6,389	23,031	109,975
of which non-current	3,778	23,892	32,697	1,730	62,097
As of June 30, 2024, contract liabilities amounted to $172,072 of which $61,212 was related to variable consideration payable to fleet customers in the form of volume related bonuses and $110,860 was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue.
Note 4 - Geographic information
Presentation, basis of consolidation, segment reporting, and foreign currency
For a detailed description of the Group’s presentation, basis of consolidation, segment reporting, and foreign currency, including currency risk, refer to Note 2 - Significant accounting policies and judgements and Note 3 - Financial risk management of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 that were included in the Form 20-F filed with the SEC on August 14, 2024. There are no changes for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
The following tables show the breakdown of the Group’s revenue from external customers and non-current assets by geographical location where the Polestar company recognizing the revenue is located:

	For the six months ended June 30,
Revenue	2024	2023
		(Restated)
United Kingdom	143,916	286,812
Sweden	141,365	169,416
USA	128,202	225,002
Germany	75,410	118,961
China	66,469	19,848
Norway	56,162	32,024
Belgium	46,981	47,490
Netherlands	42,456	50,171
Canada	41,413	62,130
Denmark	41,172	27,836
Australia	36,786	48,163
Korea	13,908	19,469
Switzerland	12,973	19,290
Finland	12,656	24,184
Italy	4,118	28,051
Other regions[1]	41,826	58,788
Total	$905,813	$1,237,635
1 - Revenue: Other regions primarily consist of Spain, Austria, and Luxembourg in June 2024.Other regions primarily consist of Austria, Spain and Ireland in 2023.

	As of June 30, 2024	As of December, 31, 2023
Non-current assets[2]
Sweden	1,295,171	1,239,023
China	513,455	448,361
United Kingdom	36,439	32,342
Germany	36,233	27,058
USA	149,354	5,017
Other regions[3]	43,823	45,726
Total	$2,074,475	$1,797,527
2 - Non-current assets: excludes financial assets, Deferred tax assets, Other non-current assets, and Other investments.
3 - Other regions primarily consist of Belgium, Australia, and Switzerland in June 2024 and Switzerland, Australia, and Belgium and Spain in 2023.
Note 5 - Investment in associates
In January 2024, Polestar's investee in China, Polestar Technology (Shaoxing) Co., Ltd. ("Polestar Technology"), selected Nanjing as its final province of registration. The investee was renamed Polestar Times Technology (Nanjing) Co., Ltd ("Polestar Times Technology"). On February 29, 2024, Polestar Times Technology, Polestar, Xingji Meizu, and Nanjing Jiangning Economic and Technological Development Zone Industrial Equity Investment Partnership (the "Nanjing Investor") entered an agreement for Polestar Times Technology to receive an additional $60,360 in capital from the Nanjing Investor over four installments in exchange for equity; subject to Polestar Times Technology achieving certain increased paid-in capital and invoiced sales thresholds in Nanjing province. Additionally, Polestar Times Technology can receive an additional $148,298 in the form of capital reserves from the Nanjing Investor over the four installments. In the event Polestar Times Technology achieves these thresholds and secures the investment installments from the Nanjing Investor, Polestar's ownership in Polestar Times Technology will decrease from 49% to 37.6% over time. As of the date these Unaudited Condensed Consolidated Financial Statements were authorized for issuance, Polestar has injected total cash of $34,300 into Polestar Times Technology and maintains 46.2% ownership.
In the event of the dissolution of Polestar Times Technology and if Polestar Times Technology's assets are insufficient to meet its debt obligations, shareholders who have not fully made their required capital contributions and other shareholders existing at the time of establishment of the company, may be held jointly responsible for the remaining debts, limited to the value of their unpaid contributions.
Sales of vehicles

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
During the six months ended June 30, 2024, the probability of collecting consideration in exchange for vehicles sold to Polestar Times Technology remained remote due to Polestar Times Technology's lack of available liquidity. While Polestar did collect consideration from Polestar Times Technology during the six months ended June 30, 2024 for certain vehicles sold during the year ended December 31, 2023 and the six months ended June 30, 2024, the circumstances regarding Polestar Times Technology's liquidity have not been improved. As such, the Group's accounting for sales of vehicles to Polestar Times Technology remained unchanged from the year ended December 31, 2023. During the six months ended June 30, 2024, the Group collected consideration and recognized revenue related to sales of vehicles for $61,650 of which $31,298 pertained to vehicles delivered during the year ended December 31, 2023 and $30,352 pertained to vehicles delivered during the six months ended June 30, 2024. As of June 30, 2024, the Group remains unpaid for 542 vehicles delivered to Polestar Times Technology during the six months ended June 30, 2024; totaling $19,850 of unrecognized revenue.
The following table summarizes the activity related to Polestar's investment in Polestar Times Technology:

Balance as of January 1, 2024	—
Investment in Polestar Times Technology	4,900
Elimination of effects of downstream sales	(550)
Recognized share of losses in Polestar Times Technology	(4,350)
Balance as of June 30, 2024	$—
The following table summarizes the activity related to Polestar's unrecognized losses in Polestar Times Technology:

Unrecognized balance as of January 1, 2024	(1,407)
Unrecognized effects of downstream sales	(6,386)
Unrecognized share of losses in Polestar Times Technology	(29,231)
Unrecognized balance as of June 30, 2024	$(37,024)
The following table provides summarized financial information from Polestar Times Technology's financial statements and a reconciliation to the carrying amount of Polestar's investment:

For the six months ended June 30,
2024
Polestar's percentage ownership interest	46.2%
Non-current assets	44,759
Current assets	60,806
Non-current liabilities	(21,379)
Current liabilities	(132,663)
Net liabilities	$(48,477)
Less capital reserves	(29,492)
Adjusted Net liabilities	$(77,969)
The Group's share of net liabilities	(36,021)
Elimination of effects of downstream sales	(550)
Unrecognized effects of downstream sales	6,386
Unrecognized losses in Polestar Times Technology	29,231
Other reconciling items	954
Carrying amount of the Group's investment in Polestar Times Technology	$—

Revenue	44,490
Net loss	(70,851)
Other comprehensive loss	(1,836)
Total comprehensive loss	(72,687)
The Group's share of losses in Polestar Times Technology	$(33,581)
Note 6 - Leases
Polestar Group as Lessee
As a lessee, Polestar Group primarily leases buildings and manufacturing production equipment. The Group also has short-term and low value leases related to the leasing of temporary spaces and small IT equipment, respectively. The lease term for land and buildings

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
is generally 2-15 years with the exception of one long term land lease with a term of 50 years. The lease term for machinery and equipment is generally 2-6 years.
The following table depicts the changes in the Group’s right-of-use assets, which are included within Property, plant, and equipment:

	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2024	122,613	50,433	173,046
Addition	4,768	3,446	8,214
Cancellations	(10,858)	(1,282)	(12,140)
Remeasurement	—	(288)	(288)
Effect of foreign currency exchange differences	(4,063)	(1,082)	(5,145)
Balance as of June 30, 2024	$112,460	$51,227	$163,687

Accumulated depreciation
Balance as of January 1, 2024	(34,291)	(40,537)	(74,828)
Depreciation expense	(11,420)	(1,815)	(13,235)
Depreciation expense capitalized to inventory	—	(316)	(316)
Cancellations	2,913	1,068	3,981
Effect of foreign currency exchange differences	1,319	141	1,460
Balance as of June 30, 2024	$(41,479)	$(41,459)	$(82,938)

Carrying amount as of June 30, 2024	$70,981	$9,768	$80,749
Amounts related to leases recognized in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss are as follows:

	For the six months ended June 30,
	2024	2023
Income from sub-leasing right-of-use assets	1,132	527
Expense relating to short-term leases	(269)	(495)
Expense relating to lease of low value assets	(4)	(6)
Interest expense on leases	(3,706)	(2,166)
The current and non-current portion of the Group’s lease liabilities are as follows:

	As of June 30, 2024	As of December, 31, 2023
Current lease liability	16,857	19,547
Current lease liabilities - related parties	15,039	10,628
Non-current lease liability	43,248	54,439
Non-current lease liabilities - related parties	32,918	42,634
Total	$108,062	$127,248
Expected future lease payments to be made to satisfy the Group’s lease liabilities are as follows:

	As of June 30, 2024	As of December, 31, 2023
Within 1 year	34,990	31,627
Between 1 and 2 years	32,986	36,225
Between 2 and 3 years	28,220	31,487
Between 3 and 4 years	13,291	19,785

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Between 4 and 5 years	9,943	11,463
Later than 5 years	12,035	15,458
Total	$131,465	$146,045
For the six months ended June 30, 2024, total cash outflows for leases, inclusive of interest paid, amounted to $16,240.
Polestar Group as Lessor
As a lessor, revenue recognized from operating leases is as follows:

	For the six months ended June 30,
	2024	2023
Vehicle leasing revenue	11,566	7,493
For the majority of the Group’s operating lease contracts as a lessor, vehicles are paid for upfront by the customer at contract inception and repurchased by Polestar at the end of the lease term. The following table depicts the changes in the Group’s vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance as of January 1, 2024	141,448
Reclassification from inventory	43,503
Reclassification to inventory	(42,380)
Effect of foreign currency exchange rate differences	(4,716)
Balance as of June 30, 2024	$137,855
Accumulated depreciation
Balance as of January 1, 2024	(73,517)
Reclassification to inventory	5,930
Depreciation expense	(2,189)
Effect of foreign currency exchange rate differences	1,099
Balance as of June 30, 2024	$(68,677)
Carrying amount as of June 30, 2024	$69,178
Note 7 - Net loss per share
The following table presents the computation of basic and diluted net loss per share for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023
		(Restated)
	Class A and B Common
Net loss attributable to common shareholders	(539,485)	(340,830)
Weighted-average number of common shares outstanding:
Basic and diluted	2,110,214	2,109,952
Net loss per share (in ones):
Basic and diluted	(0.26)	(0.16)
The following table presents shares that were not included in the calculation of diluted loss per share as their effects would have been antidilutive for the six months ended June 30, 2024 and 2023:

For the six months ended June 30,
2024	2023

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

		(Restated)
Earn-out Shares	158,177,609	158,177,609
Class C-1 Shares	20,499,965	20,499,965
Class C-2 Shares	4,500,000	4,500,000
PSUs	5,084,454	2,326,794
RSUs	11,752,934	708,968
Marketing consulting services agreement	—	62,500
RSAs	410,746	—
Total antidilutive shares	200,425,708	186,275,836
Note 8 - Intangible assets and goodwill
The following table depicts the split between Polestar Group’s intangible assets, goodwill and trademarks:

	As of June 30, 2024	As of December, 31, 2023
Intangible assets	1,410,432	1,362,281
Goodwill and trademarks	47,767	50,448
Total	$1,458,199	$1,412,729
Intangible assets were as follows:

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost
Balance as of January 1, 2024	312,945	11,380	1,835,718	2,160,043
Additions[1]	79,050	356	60,768	140,174
Effect of foreign currency exchange rate differences	(16,685)	(842)	(85,159)	(102,686)
Balance as of June 30, 2024	$375,310	$10,894	$1,811,327	$2,197,531
Accumulated amortization and impairment
Balance as of January 1, 2024	(18,894)	(1,548)	(777,320)	(797,762)
Amortization expense	—	(689)	(3,166)	(3,855)
Amortization capitalized into inventory	(299)	—	(11,298)	(11,597)
Effect of foreign currency exchange rate differences	1,027	104	24,984	26,115
Balance as of June 30, 2024	$(18,166)	$(2,133)	$(766,800)	$(787,099)

Carrying amount as of January 1, 2024	$294,051	$9,832	$1,058,398	$1,362,281
Carrying amount as of June 30, 2024	$357,144	$8,761	$1,044,527	$1,410,432
1 – Of $140,174 in additions for the six months ended June 30, 2024, $93,134 has been settled in cash. These $93,134 are included in the $236,934 cash used for investing activities related to additions to intangible assets, and the remaining $143,800 relates to decreases in Trade payables - related parties from prior years which were settled in cash during the six months ended June 30, 2024.
Additions to internally developed IP are primarily related to the Polestar 5 and various other internal programs, such as model year changes, for the six months ended June 30, 2024. Additions of acquired IP during the six months ended June 30, 2024 were primarily related to acquisitions of Polestar 3 IP from Volvo Cars and Polestar 4 IP from Geely. Polestar also acquired IP related to model years changes of the Polestar 2 from Volvo Cars. Refer to Note 15 - Related party transactions for further details.
Changes to the carrying amount of goodwill and trademarks during the period were as follows:

	Goodwill	Trademarks	Total
Balance as of January 1, 2024	48,061	2,387	50,448
Effect of foreign currency exchange rate differences	(2,554)	(127)	(2,681)
Balance as of June 30, 2024	$45,507	$2,260	$47,767
Note 9 - Property, plant, and equipment
As of June 30, 2024, and December 31, 2023, Property, plant and equipment (or "PPE") is recognized in the Unaudited Condensed Consolidated Statement of Financial Position with carrying amounts of $547,098 and $316,867, respectively. Of these amounts,

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
$70,981 and $88,322 is related to ROU assets for leased buildings and land, and $9,768 and $9,896 is related to ROU assets for leased machinery and equipment, respectively. Refer to Note 6 - Leases for more details on the Group's ROU assets and operating leases.
Property, plant and equipment was as follows:

	Buildings and land	Machinery and equipment	Machinery under development	Total
Acquisition Cost
Balance as of January 1, 2024	$8,916	$180,945	$94,142	$284,003
Additions[1]	2,732	71,867	186,296	260,895
Divestments and disposals	—	(70)	—	(70)
Reclassifications	1,962	58,017	(59,979)	—
Effect of foreign currency exchange differences	(269)	(6,002)	(2,611)	(8,882)
Balance as of June 30, 2024	$13,341	$304,757	$217,848	$535,946
Depreciation and impairment
Balance as of January 1, 2024	(2,709)	(62,043)	(602)	(65,354)
Depreciation expense	(1,287)	(1,805)	—	(3,092)
Depreciation capitalized into inventory	—	(2,398)	—	(2,398)
Divestments and disposals	—	34	—	34
Effect of foreign currency exchange differences	69	1,144	—	1,213
Balance as of June 30, 2024	$(3,927)	$(65,068)	$(602)	$(69,597)

Carrying amount at June 30, 2024	$9,414	$239,689	$217,246	$466,349
1 - Of $260,895 in additions for the six months ended June 30, 2024, $64,464 has been settled in cash. These $64,464 are included in the $83,884 in the cash-flow from investing activities related to additions to property, plant and equipment, and the remaining $19,420 relates to decreases in Trade payables - related parties from prior years which were settled in cash during the six months ended June 30, 2024.
Note 10 - Financial instruments
The following table shows the carrying amounts of financial assets and liabilities measured at fair value through profit and loss on a recurring basis:

	As of June 30, 2024				As of December, 31, 2023
Assets measured at FVTPL	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other investments	—	—	2,285	2,285	—	—	2,414	2,414
Total financial assets measured at FVTPL	$—	$—	$2,285	$2,285	$—	$—	$2,414	$2,414

Earn-out rights	—	—	15,764	15,764	—	—	155,402	155,402
Class C-1 Shares	2,870	—	—	2,870	4,920	—	—	4,920
Class C-2 Shares	—	630	—	630	—	1,080	—	1,080
Total financial liabilities measured at FVTPL	$2,870	$630	$15,764	$19,264	$4,920	$1,080	$155,402	$161,402
Refer to Note 1 - Overview and basis of preparation and Note 11 - Reverse recapitalization for more details on the financial liabilities related to the Class C Shares and the Earn-out rights.
The following table shows the carrying amounts of financial assets and liabilities measured at amortized cost:

	As of June 30, 2024	As of December, 31, 2023
Cash and cash equivalents	668,911	768,927
Trade receivables and trade receivables - related parties	184,065	187,231
Accrued income - related parties	34,135	152,605
Other current receivables and other current receivables - related parties	18,056	25,920
Other non-current receivables	6,091	5,378
Restricted cash	21,490	1,834
Total financial assets measured at amortized cost	$932,748	$1,141,895

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Current and non-current liabilities to credit institutions	2,484,108	2,023,582
Other non-current interest bearing liabilities and other non-current interest bearing liabilities - related parties	1,427,304	1,463,683
Accrued expenses and accrued expenses - related parties	559,463	593,056
Trade payables and trade payables - related parties	482,383	368,145
Interest-bearing current liabilities[1] and interest bearing current liabilities - related parties	119,121	87,879
Other non-current liabilities and other non-current liabilities - related parties	11,571	73,149
Current and non-current liabilities related to repurchase commitments	117,751	58,482
Advance payments from customers	18,694	16,415
Other current liabilities and other current liabilities - related parties	64,142	606
Total financial liabilities measured at amortized cost	$5,284,537	$4,684,997
1 – The Group’s current and non-current lease liabilities are included in Interest-bearing current liabilities and Other non-current interest-bearing liabilities, respectively. These amounts are presented separately in Note 6 - Leases.
Total interest income arising on financial assets measured at amortized cost related to cash and cash equivalents for the six months ended June 30, 2024 and 2023 amounted to $5,606 and $12,489, respectively. Total interest expense arising on financial liabilities measured at amortized cost related to liabilities to credit institutions, lease liabilities, other financing obligations, and related party liabilities for the six months ended June 30, 2024 and 2023 amounted to $165,215 and $73,869, respectively.
The following table shows the maturities for the Group’s non-derivative financial assets and liabilities as of June 30, 2024:

	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Trade receivables and trade receivables - related parties	184,065	0	0	184,065
Accrued income - related parties	34,135	—	—	34,135
Other current receivables and other current receivables - related parties	18,056	—	—	18,056
Other non-current receivables	—	6,091	—	6,091
Restricted cash	—	21,490	—	21,490
Total financial assets	$236,256	$27,581	$—	$263,837

Current and non-current liabilities to credit institutions	1,536,819	947,289	—	2,484,108
Other non-current interest bearing liabilities and other non-current interest bearing liabilities - related parties	—	1,406,713	20,591	1,427,304
Accrued expenses and accrued expenses - related parties	559,463	—	—	559,463
Trade payables and trade payables - related parties	482,383	—	—	482,383
Interest-bearing current liabilities and interest bearing current liabilities - related parties	119,121	—	—	119,121
Other non-current liabilities and other non-current liabilities - related parties	—	11,571	—	11,571
Current and non-current liabilities related to repurchase commitments	81,202	36,549	—	117,751
Advance payments from customers	18,694	—	—	18,694
Other current liabilities and other current liabilities - related parties	64,142	—	—	64,142
Total financial liabilities	$2,861,824	$2,402,122	$20,591	$5,284,537
Note 11 - Reverse recapitalization
Polestar underwent a reverse recapitalization through the merger with GGI and related arrangements on June 23, 2022. For more detail on the reverse capitalization, including the net assets of GGI assumed by the Group and the Class C Shares and Earn out rights issued in connection with the merger that are accounted for as derivative liabilities in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”), and IFRS 9, Financial Instruments (“IFRS 9”), refer to Note 1 - Overview and basis of preparation and Note 18 - Reverse recapitalization in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023, that were included in the Form 20-F filed with the SEC on August 14, 2024.
Class C Shares

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
The Class C-1 Shares are publicly traded on the Nasdaq (i.e., Level 1 input) and the closing share price of the GGI Public Warrants on June 23, 2022 was used to measure their fair value upon initial recognition. The Class C-2 Shares are not publicly traded and require a valuation approach leveraging Level 2 inputs. Refer to Note 2 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the Class C-2 Shares upon initial recognition and subsequently thereafter.

	As of June 30, 2024		As of December, 31, 2023
	Liability Fair Value	Number Outstanding	Liability Fair Value	Number Outstanding
Class C-1 Shares	2,870	20,499,965	4,920	20,499,965
Class C-2 Shares	630	4,500,000	1,080	4,500,000
Total	$3,500	24,999,965	$6,000	24,999,965

Class C-1 Shares
As of January 1, 2024	4,920
Changes in fair value measurement	(2,050)
As of June 30, 2024	$2,870

Class C-2 Shares
As of January 1, 2024	1,080
Changes in fair value measurement	(450)
As of June 30, 2024	$630
The fair value change for the Class C Shares are as follows:

	For the six months ended June 30,
	2024	2023
Fair value change - Class C-1 Shares	2,050	3,775
Fair value change - Class C-2 Shares	450	6,975
Fair value change - Class C Shares	$2,500	$10,750
Earn-out rights
Refer to Note 2 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the earn-out.

Earn out rights
As of January 1, 2024	155,402
Changes in fair value measurement	(139,638)
As of June 30, 2024	$15,764
The fair value change for the Earn-out rights are as follows:

	For the six months ended June 30,
	2024	2023
Fair value change - Earn-out rights	139,638	232,995
Note 12 - Inventories
The Group’s inventory primarily consisted of vehicles as follows:

	As of June 30, 2024	As of December, 31, 2023
Finished goods and goods for resale	805,540	1,070,897
Work in progress	31	32
Provision for impairment	(79,554)	(131,570)
Total	$726,017	$939,359

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Inventories recognized as an expense during the six months ended June 30, 2024, and 2023 amounted to $969,844 and $1,155,622, respectively, and were included in Cost of sales in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss.
As of June 30, 2024, and 2023 write-downs of inventories to net realizable value amounted to $27,132, and $11,795 respectively. The write down was recognized as an expense during the six months ended June 30, 2024, and 2023, and was included in Cost of sales in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss.
Inventories have been pledged as security for liabilities. Refer to Note 14 - Liabilities to credit institutions for further details.
Note 13 - Equity
Changes in the Group's equity during the six months ended June 30, 2024 were as follows:

	Class A Shares	Class B Shares	Share capital	Other contributed capital
Balance as of January 1, 2024	467,976,748	1,642,233,575	(21,168)	(3,615,187)
Conversion from Class B to Class A	1,592,341,000	(1,592,341,000)	—	—
Equity-settled share-based payment	144,249	—	(1)	(6,074)
Balance as of June 30, 2024	2,060,461,997	49,892,575	$(21,169)	$(3,621,261)
The following instruments of the Parent were issued and outstanding as of June 30, 2024:
•2,060,461,997 Class A Shares with a par value of $0.01, of which 1,675,841,017 were owned by related parties;
•49,892,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;
•20,499,965 Class C-1 Shares with a par value of $0.10;
•4,500,000 Class C-2 Shares with a par value of $0.10; and
•50,000 Redeemable Preferred Shares with a par value of GBP 1.00.
As of June 30, 2024, there were an additional 2,939,538,003 Class A Shares and 1,727,474,164 Class B Shares with par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance. Holders of Class A Shares in Parent are entitled to one vote per share and holders of Class B Shares in Parent are entitled to ten votes per share. Holders of Class C Shares in Parent are entitled to one vote per share for certain matters, but have no voting rights with respect to general matters voted on by holders of Class A Shares and Class B Shares in Parent. Additionally, holders of GBP Redeemable Preferred Shares in Parent have no voting rights. Any dividends or other distributions paid by Parent shall be issued to holders of outstanding Class A Shares and Class B Shares in Parent. Holders of Class C Shares and GBP Redeemable Preferred Shares in Parent are not entitled to participate in any dividends or other distributions. Refer to Note 11 - Reverse recapitalization for additional information on the Class C Shares which are accounted for as derivative financial liabilities in accordance with IAS 32 and IFRS 9.
Note 14 - Liabilities to credit institutions
The carrying amount of Polestar Group’s liabilities to credit institutions as of June 30, 2024 and December 31, 2023 are as follows:

Liabilities to credit institutions	As of June 30, 2024	As of December 31, 2023
Current
Working capital loans from banks	1,438,390	1,923,755
Floorplan facilities	84,445	87,039
Sale-leaseback facilities	13,984	12,788
Total	$1,536,819	$2,023,582
Non Current
Syndicated loan from banks	947,289	—
Total	$947,289	$—

Total liabilities to credit institutions	$2,484,108	$2,023,582
The Group has the following current working capital loans outstanding as of June 30, 2024:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	Amount in USD (thousands)
USD	August 2023 - August 2024	Unsecured[1]	3 month SOFR[2] plus 2.3% settled quarterly	402,000	402,000
USD	August 2023 - August 2024	Secured[3]	12 month SOFR[2] plus 0.9%, settled quarterly	320,000	320,000
USD	August 2023 - August 2024	Unsecured[1]	12 month SOFR[2] plus 1.1%, settled quarterly	82,000	82,000
CNY	September 2023 - September 2024	Unsecured[1]	12 month LPR[4] plus 0.25%, settled quarterly	500,000	68,830
USD	September 2023 - September 2024	Unsecured[1]	12 month SOFR[2] plus 0.65%, settled quarterly	118,000	118,000
USD	September 2023 - September 2024	Secured[3]	12 month SOFR[2] plus 1.11% settled semi-annual	100,000	100,000
CNY	October 2023 - October 2024	Unsecured[1]	12 month LPR[4] plus 0.15% settled quarterly	200,000	27,532
CNY	December 2023 - December 2024	Unsecured[1]	12 month LPR[4] plus 1.05% settled quarterly	92,000	12,665
USD	December 2023 - December 2024	Secured[3]	12 month SOFR[2] plus 1.7%, settled semi-annual	133,000	133,000
EUR	February 2024 - February 2025	Secured[5]	3 month EURIBOR[6] plus 2.3% and an arrangement fee of 0.15%, settled quarterly	38,290	40,971
CNY	March 2024 - March 2025	Unsecured[1]	12 month LPR[4] plus 1.05% settled quarterly	177,000	24,366
CNY	April 2024 - April 2025	Unsecured[7]	12 month LPR[4] plus 0.35% settled quarterly	473,000	65,113
CNY	May 2024 - May 2025	Unsecured[7]	12 month LPR[4] plus 0.35% settled quarterly	88,000	12,114
CNY	June 2024 - June 2025	Unsecured[1]	12 month LPR[4] plus 0.85% settled quarterly	231,000	31,799
Total					$1,438,390
1 - Letters of keep well from both Volvo Cars and Geely.
2 - Secured Overnight Financing Rate ("SOFR").
3 - Secured by Geely.
4 - People’s Bank of China (“PBOC”) Loan Prime Rate (“LPR").
5 - New vehicle inventory purchased via this facility is pledged as security until repaid. This facility has a repayment period of 90 days and includes a covenant tied to the Group’s financial performance.
6 - Euro Interbank Offered Rate (“EURIBOR”).
7 - Letter of comfort from Geely.
The Group's loan denominated in EUR which has a term of February 2024-February 2025 is subject to covenant requirements, including but not limited to minimum quarterly cash levels of €400,000. As of June 30, 2024, Polestar is not at risk of breaching this covenant.
The Group has the following non-current syndicated loan from banks outstanding as of June 30, 2024:

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	Amount in USD (thousands)
USD	February 2024 - February 2027	Unsecured[1,2]	3 month Term SOFR[3] plus 3.35%	583,489	583,489
EUR	February 2024 - February 2027	Unsecured[1,2]	3 month EURIBOR[4] plus 2.85%	340,000	363,800
Total					$947,289
1 - Letter of keep well from Geely and letters of comfort from Volvo Cars and PSD.
2 - The loans are secured by interest reserve accounts pledges with an aggregate of three months interest deposited. The Group had a restricted cash balance of $21,490 as of June 30, 2024.
3 - Term Secured Overnight Financing Rate ("Term SOFR").
4 - Euro Interbank Offered Rate (“EURIBOR”).
The syndicated loan is subject to covenant requirements, including but not limited to a minimum annual revenue of $5,359,900 for 2024, minimum quarterly cash levels of €400,000, and maximum quarterly financial indebtedness of $5,500,000. As of the issuance date of these Unaudited Condensed Consolidated Financial Statements, Polestar is at risk of breaching certain of these covenants, which could lead to the banks calling on the debt immediately if the breach occurs. In the event the debt is called upon immediately,

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
the entirety of the debt will become current. Discussions have been initiated with certain of the lending banks to seek a waiver of those covenant requirements in a timely fashion.
Floorplan facilities
In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low-value credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit with the option to renew as mutually determined by Polestar Group and the financial service provider. The facilities are partially secured by the underlying assets on a market-by-market basis. As of June 30, 2024 and December 31, 2023, the aggregate amount outstanding under these arrangements was $133,785 and $122,786, respectively.
The Group maintains one such facility with the related party Volvo Cars that is presented separately in Interest-bearing current liabilities - related parties within the Unaudited Condensed Consolidated Statement of Financial Position. Of the amounts above, the aggregate amount outstanding as of June 30, 2024 and December 31, 2023 due to related parties amounted to $49,340 and 35,747, respectively. Refer to Note 15 - Related party transactions for further details.
Sale-leaseback facilities
Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the leaseback period, Polestar is obligated to re-purchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of June 30, 2024 and December 31, 2023, the aggregate amount outstanding under these arrangements were $13,984 and $12,788, respectively.
Since the contracts identified above are short term with a duration of twelve months or less, the carrying amount of the contracts is deemed to be a reasonable approximation of their fair value. The Group’s risk management policies related to debt instruments are further detailed in Note 3 - Financial risk management of the Consolidated Financial Statements, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023 that were included in the Form 20-F filed with the SEC on August 14, 2024. There are no changes in terms of risk management policies for the periods presented in these Unaudited Condensed Consolidated Financial Statements.
Note 15 - Related party transactions
For a detailed description of the Group’s related parties and related party transactions, refer to Note 27 - Related party transactions of the Consolidated Financial Statements, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023, that were included in the Form 20-F filed with the SEC on August 14, 2024. There are no changes to the Group’s related parties for the periods presented in these Unaudited Condensed Consolidated Financial Statements as compared to the year ended December 31, 2023. Related party activity during the six months ended June 30, 2024 and 2023 and balances as of June 30, 2024 and December 31, 2023 are presented below.
Financing
Working capital loans
In May 2021, the Group entered into a working capital credit facility with Volvo Cars and subsequently made draw downs on the facility, which has a maturity of one year. As of June 30, 2024, $49,340 of this financing arrangement remained outstanding, which is included in Interest-bearing current liabilities - related parties on the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 14 - Liabilities to credit institutions for further details.
Convertible instruments
On November 3, 2022 the Group entered into a credit facility agreement with Volvo Cars providing available credit of up to $800,000; originally terminating on May 3, 2024. The credit facility can be drawn upon once a month and is utilizable for general corporate purposes. Interest is calculated at the floating six-month SOFR rate plus 4.9% per annum. Prior to June 30, 2027, if the Group announces an offering of shares with a proposed capital raise of at least $350,000 and no fewer than five institutional investors participate in the offering, Volvo Cars has the right to convert the principal amount of any outstanding loans into the same class of shares and at the same price per share as received by the participating institutional investors. Under IAS 32 and IFRS 9, Volvo Cars' conversion right meets the definition of an embedded derivative financial liability that is required to be bifurcated from the host debt instrument and accounted for separately because it could result in the issuance of a variable number of Class A Shares in the Parent at a price that was not fixed at the inception of the agreement. Additionally, the economics of Volvo Cars' conversion right are not clearly and closely related to that of the host debt instrument because the principal value of Volvo Cars' conversion right depends on (1) whether or not the Group conducts a qualified equity offering to investors at a market discount and (2) the time-value of money associated with settlement of the liability earlier than June 30, 2027. As such, the financial liability related to Volvo Cars' conversion right is carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. On November 8, 2023, the credit facility agreement was amended to increase the overall credit capacity to $1,000,000 and extend the termination date to June 30, 2027. As a result of the amended terms, Polestar recalculated the carrying amount of the liability as the present value of the modified contractual cash flows and recognized a modification loss of $6,829 within Finance expense for the year ended December 31, 2023. As of June 30, 2024, the Group had principal draw downs of $1,000,000 outstanding under the facility, and the fair value of the financial liability related to Volvo Cars' conversion right was $0.
On November 8, 2023, the Group entered into a credit facility agreement with Geely providing available credit of up to $250,000; terminating on June 30, 2027. Other than the amount of credit available, the credit facility agreement with Geely maintains terms that are identical to the amended credit facility agreement with Volvo Cars. As of June 30, 2024 the Group had principal draws of $250,000 outstanding under the facility and the fair value of the financial liability related to Geely's conversion right was $0.
Other financing instruments

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
On December 8, 2023, Polestar and Geely entered into an asset transfer agreement which, when considered together with certain other agreements not signed until after December 31, 2023, was designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 (the "PS3 Tooling and Equipment") to Geely. As of June 30, 2024, total principal of $132,237 was outstanding under this financing arrangement.
As of June 30, 2024 the total principal balance outstanding under the facilities with Volvo Cars and Geely is reflected within Other current liabilities - related parties and Other non-current interest-bearing liabilities - related parties.
Sale of goods, services and other
The total revenue recognized for each related party was as follows:

	For the six months ended June 30,
	2024	2023
		(Restated)
Polestar Times Technology	61,650	—
Volvo Cars	56,642	55,311
Ziklo Bank AB1	44,042	21,754
Geely	—	1,245
Total	$162,334	$78,310
1- In March 2024, Volvofinans Bank AB changed its name to Ziklo Bank AB.
For the six months ended June 30, 2024 revenue from related parties amounted to $162,334 (17.9%) of total revenue. For the six months ended June 30, 2023 revenue from related parties amounted to $78,310 (6.3%) of total revenue.
Purchases of goods, services and other
The total purchases of goods services and other for each related party were as follows:

	For the six months ended June 30,
	2024	2023
		(Restated)
Volvo Cars	448,046	1,229,939
Geely	186,650	84,815
Renault Korea Motors Co. Ltd	5,135	—
Zheijiang C2M Digital Technology Co. Ltd	815	—
Ziklo Bank AB	230	312
Wuxi InfiMotion Propulsion Technology Co., Ltd.,	17	6,922
Total	$640,893	$1,321,988
Cost of R&D and intellectual property
Polestar Group has R&D transactions with Volvo Cars and Geely (joint development, IP owned by VCC vs. Polestar and related license rights, fixed price contracting, supplier recovery, etc). Polestar has entered into agreements with Volvo and Geely regarding the development of technology for upgrades of existing models; as well as for upcoming models. The technology can be either Polestar unique or commonly shared. In both cases, Polestar is in control of the developed product through a license or through ownership of the IP. The recognized asset associated with these agreements as of June 30, 2024 was $1,044,527, of which acquisitions attributable to 2024 were approximately $60,768. As of December 31, 2023, the recognized asset associated with these agreements was $1,058,398, of which acquisitions attributable to 2023 were $240,312.
Amounts due to related parties
Amounts due to related parties were as follows:

Trade payables - related parties, accrued expenses, and other current liabilities - related parties	As of June 30, 2024	As of December, 31, 2023
Volvo Cars	415,470	498,729
Geely	205,144	224,808
Ziklo Bank AB	1,115	2,022

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Volvo Car Financial Services UK	5,332	751
Polestar Times Technology	4,028	—
Total	$631,089	$726,310

Interest bearing current liabilities - related parties	As of June 30, 2024	As of December, 31, 2023
Volvo Car Financial Services UK	49,340	35,748
Geely	23,669	21,956
Volvo Cars	29,255	10,628
Total	$102,264	$68,332

Other non-current interest-bearing liabilities - related parties	As of June 30, 2024	As of December, 31, 2023
Volvo Cars	1,030,022	1,049,463
Geely	354,034	359,781
Total	$1,384,056	$1,409,244
The Group’s interest expense from related parties is as follows:

	For the six months ended June 30,
	2024	2023
		(Restated)
Interest expense - related parties	72,362	25,782
Amounts due from related parties
Amounts due from related parties were as follows:

Trade receivables - related parties, accrued income - related parties, and other current assets - related parties	As of June 30, 2024	As of December, 31, 2023
Geely	43,033	43,951
Volvo Cars	19,088	168,523
Ziklo Bank AB	5,126	954
Wuhan Lotus Cars Co., LTD.	4,336	5,630
Polestar Times Technology	2,688	4,149
Volvo Car Financial Services UK	1,010	—
Total	$75,281	$223,207
Note 16 - Commitments and contingencies
Commitments
As of June 30, 2024, commitments to acquire PPE and intangible assets were $149,315 and $176,812, respectively. As of December 31, 2023, commitments to acquire PPE and intangible assets were $334,482 and $162,529, respectively. These commitments are contractual obligations to invest in PPE and intangible assets for the production of upcoming vehicle models Polestar 3, Polestar 4, Polestar 5 and Polestar 6. As of June 30, 2024 and December 31, 2023, Polestar also had a capital injection commitment related to the investment in Polestar Times Technology amounting to $63,700 and $68,600, respectively. Refer to Note 5 - Investment in associates for more details on the investment in Polestar Times Technology.
Polestar has signed contracts with certain suppliers including a non-cancellable commitment, an agreed minimum purchase volume, or an agreed minimum sales volume. In the event of a shortfall in purchases, a shortfall in sales, or Polestar´s decision to terminate such contracts, these suppliers are entitled to compensation from Polestar. The amounts in the table below represent Polestar´s future commitments as of June 30, 2024:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

	Total	Less than 1 year	Between 1-5 years	After 5 years
PS2 battery purchase volume commitments	91,193	44,566	46,627	—
Logistics service commitments	38,364	38,364	—	—
PS3 and PS4 purchase volume commitments	226,954	226,954	—	—
PS4 sales volume commitments	80,885	13,483	60,069	7,333
Total	$437,396	$323,367	$106,696	$7,333
Contingencies
In the normal course of business, the Group is subject to contingencies related to legal proceedings, claims, and other assessments that cover a wide range of matters. Liabilities for such contingencies are not recorded until it is probable that a present obligation exists and the amount of the obligation can be estimated reliably. However, contingencies are disclosed when the potential financial effect could be material. As of June 30, 2024 and December 31, 2023, the Group did not have any material contingencies.
Note 17 - Subsequent events
Management has evaluated events subsequent to June 30, 2024 and through September 30, 2024, the date these Unaudited Condensed Consolidated Financial Statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to June 30, 2024 merited disclosure in these Unaudited Condensed Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.
On August 2, 2024, Polestar entered into an 11-month working capital loan for $196,000 with China CITIC Bank Hangzhou Branch. This loan carries an interest rate of 7.8% per annum due quarterly. This loan benefits from letters of comfort from Geely.
On August 20, 2024, Polestar entered into a 12-month revolving credit facility with Standard Chartered Bank (Hong Kong) Limited ("SCB") for an aggregate principal amount of up to $300,000. Each draw of this facility carries interest at a rate of the 3-month Term SOFR plus 1% per annum, 12-month Term SOFR plus 1.2% per annum, or otherwise as mutually agreed at each draw down. All draws under this revolving credit facility are secured by Geely. On August 23, 2024 and September 9, 2024, Polestar borrowed $100,000 and $100,000, respectively, under the facility. Both draws carry interest at the 12-month Term SOFR plus 1.2% per annum and have a repayment period of 12 months. On September 27, 2024, Polestar borrowed $100,000 under the facility. The draw carries interest at the 1-month Term SOFR plus 1% per annum and has a repayment period of 7 days, as mutually agreed upon by both parties.
On August 21, 2024, Polestar entered into an amended facilities agreement (“Second Amended Agreement”) with Volvo Cars pertaining to the credit agreement signed on November 3, 2022 (“Original Agreement”) and amended on November 8, 2023 (“Amended Agreement”). Under the Original Agreement, Polestar had $800,000 in borrowing capacity and under the Amended Agreement, Polestar was provided an additional $200,000 line of credit. As of the date these financial statements were ready for issuance, Polestar had drawn down on all $1,000,000 of available credit. The Second Amended Agreement extends the loan’s maturity date from June 30, 2027 to December 29, 2028. Interest will be calculated using the floating 6-month SOFR rate plus 4.9% per annum.
On August 27, 2024, Polestar entered into a 12-month working capital loan for $320,000 with PingAn Bank. This loan carries an interest rate of 12-month SOFR plus 0.55% due quarterly. This loan is secured by Geely.
On August 28, 2024, Polestar entered into a 12-month working capital loan for $82,000 with PingAn Bank. This loan carries an interest rate of 12-month SOFR plus 0.55% due quarterly. This loan benefits from letters of comfort from Geely.
On September 6, 2024, Polestar and Volvo Car USA LLC, a Volvo Cars subsidiary, entered into an agreement for the manufacturing of Polestar 3 vehicles in Volvo Cars' Charleston plant. Under this agreement, Polestar is committed to purchase certain volumes of Polestar 3 vehicles between 2024 and 2031. In the event that Polestar´s actual volumes purchased during the production period are lower than the agreed volumes, Polestar is obligated to compensate Volvo Cars for fixed costs related to the lost capacity.
On September 16, 2024, Polestar entered into a 12-month revolving green trade facility with Banco Bilbao Vizcaya Argentaria, S.A., Hong Kong Branch ("BBVA") for an aggregate principal amount of up to $150,000, available for drawdown in EUR or USD. All draws under this revolving credit facility are secured by Geely. On September 19, 2024, Polestar borrowed $100,000 under the facility. This draw carries interest at the 12-month Term SOFR plus 1.1% and has a repayment period of 12 months. On September 27, 2024, Polestar borrowed an additional $50,000 under the facility. This draw carries interest at the 1-month Term SOFR plus 1.1% and has a repayment period of 7 days, as mutually agreed upon by both parties.
On September 19, 2024, Polestar entered into a 6-month working capital loan for $100,000 with China CITIC Bank Hangzhou Branch. This loan carries an interest rate of 6.9% per annum due monthly. This loan is secured by Geely.
On September 26, 2024, Polestar entered into a 9-month working capital loan for $104,000 with China CITIC Bank Hangzhou Branch. This loan carries an interest rate of 7.8% per annum due quarterly. This loan benefits from letters of comfort from Geely.
Note 18 - Restatement of prior period financial statements
In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2023, management identified various misstatements in our previously issued 2021 and 2022 annual financial statements and 2023 interim financial statements. Management has assessed the materiality of the misstatements on these previously issued financial statements in accordance with the SEC Staff Accounting Bulletin ("SAB") Topic 1.M, Materiality. Based on this, management concluded that prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
year financial statements. In these Unaudited Condensed Financial Statements, the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss and the Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2023, have been restated to align to the revisions during 2023 to correct for the carryforward impacts of the misstatements in our previously issued 2021 and 2022 annual financial statements. The errors relate to the following categories of misstatements:
(i) Inventories
The errors identified in the Inventories category encompass errors relating to incorrect valuation, classification, recognition, and allocation of costs associated with inventory. The most significant errors in this category include the incorrect treatment of certain launch costs, capitalization of inventory cost allocation, failed sale/lease transactions, and vehicles with repurchase obligations. The impact to the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss of the inventory related error corrections was an increase in the loss by $23,662.
(ii) Accruals and Deferrals
The errors identified in the Accruals and Deferrals category encompass errors relating to the recognition and measurement of accruals and deferrals. These errors include both the understatement and overstatement of accruals and deferrals before the issuance of the financial statements, despite the availability of accurate information. The most significant transactions in this category include incorrect warranty accrual release, over accrual of operating expenses in North America and timing of revenue recognition and deferred revenue related to vehicle subscription services. The impact to the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss of the accrual and deferral related error corrections was an increase in the loss by $10,711.
(iii) Capitalization of expenses
The errors identified in the Capitalization of Expenses category encompass errors relating to expenses that were erroneously capitalized as an asset and vice-versa. The most significant transactions in this category include incorrect recognition of certain assets in China, and the incorrect capitalization of manufacturing engineering expenses as an intangible asset related to services provided to certain contract manufacturing facilities. The impact to the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss of the capitalization related error corrections was a reduction of the loss of $10,376.
(iv) Other - Reclassifications
The errors identified in the Other - Reclassifications category encompass errors arising from misallocations of assets and liabilities between different financial statement captions and misallocations of assets and liabilities between current and non-current. The most significant adjustments in this category include non-current reclassification misstatements related to certain buyback liabilities, an error in lease asset and liability in the United Kingdom, a reclassification of internally developed IP to software, and a reclassification of goods received not invoiced from trade payables to other current liabilities. There is a marginal impact to the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss due to reclassifications relating to lease expense reversals upon the reclassification of a lease liability to a financing obligation in Korea.
(v) Deferred Taxes and Income Taxes
The errors identified in the Deferred Taxes and Income Taxes category encompass errors relating to the recognition, measurement, and reporting of the Group’s deferred tax assets, deferred tax liabilities, and income tax expenses. These errors include improper estimation of deferred tax amounts, errors in tax calculations, and errors pertaining to the treatment of value added tax. The most significant transactions in this category include incorrect recognition of deferred tax assets and deferred liabilities at the Sweden tax rate, instead of the local market rate, and incorrect recording of deferred taxes and income tax expense in North America resulting from the other misstatement categories explained. The tax impact of all misstatement corrections has also been recognized. The impact to the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss of the tax related error corrections and the tax effect of the other error corrections was an increase in the loss of $4,330.
The tables below present the effect of the correction of the misstatements and the revision on the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss and Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2023.
Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the six months ended June 30, 2023

Particulars	Originally Reported Amounts	Adjustments	Restated Amounts	Restatement Reference
Revenue	1,231,265	6,370	1,237,635	(i),(ii),(iv)
Cost of sales	(1,213,654)	(2,366)	(1,216,020)	(i),(ii),(iii),(iv)
Gross profit	$17,611	$4,004	$21,615
Selling, general and administrative expense	(448,632)	(25,975)	(474,607)	(i),(ii),(iv)
Research and development expense	(81,311)	(1,739)	(83,050)	(ii),(iii)
Other operating expense, net	38,581	(22)	38,559	(i)
Operating loss	$(473,751)	$(23,732)	$(497,483)
Finance income	12,489	—	12,489
Finance expense	(90,516)	(2,140)	(92,656)	(i),(iv)
Fair value change - Earn-out rights	232,995	—	232,995

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Fair value change - Class C Shares	10,750	—	10,750
Loss before income taxes	$(308,033)	$(25,872)	$(333,905)
Income tax expense	(5,002)	(1,923)	(6,925)	(iv),(v)
Net loss	$(313,035)	$(27,795)	$(340,830)
Net loss per share (in U.S. dollars)
Class A - Basic and Diluted	(0.15)	(0.01)	(0.16)
Class B - Basic and Diluted	(0.15)	(0.01)	(0.16)

Consolidated Statement of Comprehensive Loss

Net loss	(313,035)	(27,795)	(340,830)
Other comprehensive income:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations	(26,735)	(923)	(27,658)	(i), (ii), (iii), (iv), (v)
Total other comprehensive income	$(26,735)	$(923)	$(27,658)
Total comprehensive loss	$(339,770)	$(28,718)	$(368,488)
Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2023

Particulars	Originally Reported Amounts	Adjustments	Restated Amounts	Restatement Reference
Cash flows from operating activities
Net loss	(313,035)	(27,795)	(340,830)	(i), (ii), (iii), (iv), (v)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization	57,074	(3,870)	53,204	(i), (ii), (iii)
Warranties	36,003	(1,384)	34,619	(i)
Impairment of inventory	11,795	—	11,795
Finance income	(12,489)	—	(12,489)
Finance expense	90,516	2,140	92,656	(i), (iv)
Fair value change - Earn-out rights	(232,995)	—	(232,995)
Fair value change - Class C Shares	(10,750)	—	(10,750)
Income tax expense	5,002	1,923	6,925	(iv), (v)
Disposals and derecognition of property plant and equipment and intangible assets	—	2,070	2,070	(iv)
Other provisions	—	14,873	14,873	(iv)
Unrealised Exchange Gain/Loss Operating Payables	—	(5,022)	(5,022)	(iv)
Other non-cash expense and income	19,252	(11,855)	7,397	(iv)
Change in operating assets and liabilities:
Inventories	(206,373)	17,172	(189,201)	(i), (iii), (iv)
Contract liabilities	24,673	(3,510)	21,163	(i), (ii), (iv)
Trade receivables, prepaid expenses and other assets	72,372	(3,684)	68,688	(i), (iv)
Trade payables, accrued expenses and other liabilities	(154,206)	19,440	(134,766)	(i), (ii), (iii), (iv)
Interest received	12,489	—	12,489
Interest paid	(48,667)	—	(48,667)
Taxes paid	(11,401)	—	(11,401)
Cash used for operating activities	$(660,740)	$498	$(660,242)

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Cash flows from investing activities
Additions to property, plant and equipment	(42,948)	—	(42,948)
Additions to intangible assets	(239,850)	1,920	(237,930)	(iii)
Proceeds from the sale of property, plant and equipment	1,710	—	1,710
Cash used for investing activities	$(281,088)	$1,920	$(279,168)
Cash flows from financing activities
Proceeds from short-term borrowings	1,671,964	—	1,671,964
Principal repayments of short-term borrowings	(598,953)	—	(598,953)
Principal repayments of lease liabilities	(9,045)	(2,526)	(11,571)	(i), (iv)
Cash provided by financing activities	$1,063,966	$(2,526)	$1,061,440
Effect of foreign exchange rate changes on cash and cash equivalents	(38,603)	108	(38,495)	(i), (ii), (iii), (iv), (v)
Net increase in cash and cash equivalents	$83,535	$—	$83,535
Cash and cash equivalents at the beginning of the period	$973,877	$—	$973,877
Cash and cash equivalents at the end of the period	$1,057,412	$—	$1,057,412